DEREK OIL & GAS CORPORATION
NOTICE OF ANNUAL AND SPECIAL
GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special General Meeting (the "Meeting") of the shareholders of **Derek Oil & Gas Corporation** (the "Company") will be held at **Suite 1710 – 1177 West Hastings Street**, Vancouver, B.C. on **Friday**, the **15th** day of **October**, 2004 at **10:00 a.m.** for the purposes set forth in the following.

1.   To receive the report of the directors.

2.   To receive the audited financial statements of the Company for the fiscal year ending **April 30**, **2004**, together with the auditor's report thereon.

3.   To appoint the auditor for the Company.

4.   To fix the number of directors and to elect directors for the ensuing year.

5.   To consider and, if thought fit, to approve a resolution to renew the Company's Stock Option Plan (2004).

6.   To consider and, if thought fit, tp approve a resolution to authorize the directors to grant, without further resolution or approval by the shareholders, director and/or employee incentive stock options and/or to vary existing options, as more particularly described in the accompanying Information Circular.

6.   To consider and, if thought fit, to approve a special resolution removing the application of the Pre-Existing Company Provisions to the Company and altering the Notice of Articles of the Company accordingly.

7.   To consider and, if thought fit, to approve a special resolution increasing the maximum number of common shares that the Company is authorized to issue from one hundred million (100,000,000) to an unlimited number of common shares without par value and altering the Notice of Articles of the Company accordingly;

8.   To consider and, if thought fit, to approve a special resolution deleting and cancelling the Company's existing articles and creating and adopting the articles as described in the accompanying Information Circular as the articles of the Company.

9.   To approve a motion to ratify Directors' actions during the past year.

10.   To transact such other business as may properly be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the notes accompanying the instrument of proxy enclosed and then complete and return the proxy within the time set out in the notes. As set out in the notes, the enclosed instrument of proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this **15th** day of **September**, 2004.

BY ORDER OF THE BOARD

"Barry C. J. Ehrl"
PRESIDENT